Filed by: Rumble Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Data AG

CIK: 0001863502

Rumble Inc.

Conference Call

November 10, 2025

Corporate Participants

Shannon Devine, Investor Relations

Chris Pavlovski, Founder, Chairman, and Chief Executive Officer

Paolo Ardoino, Chief Executive Officer, Tether

Conference Call Participants

Jason Helfstein, Oppenheimer & Co. Inc.

Francesco Marmo, Maxim Group

Operator

Good morning, ladies and gentlemen, and welcome to the Rumble Update Call.

All participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. If anyone were to require Operator assistance during the conference, please press the star key, then zero on your telephone keypad.

Please note, this event is being recorded.

I will now turn the conference over to Shannon Devine, Investor Relations for Rumble. Please go ahead.

Shannon Devine

Thank you, Operator. I’m here today with Chris Pavlovski, Founder, Chairman and CEO of Rumble, and Paolo Ardoino, CEO of Tether, and Zachary Lyons, Deputy CIO of Tether.

Before we begin the formal presentation, I would like to remind everyone that statements made on this call may include predictions, estimates or other information that might be considered forward-looking. All forward-looking statements are made only as of the date of this call and should be considered in conjunction with the Company’s cautionary statements in our press release and the factors included in our SEC filings. Future company updates will be available via press releases and the Company’s identified social media channels.

I will now turn the call over to Rumble’s Founder, Chairman and CEO, Chris Pavlovski.

Chris Pavlovski

Thank you, Shannon. Good morning, and thank you for joining us. I couldn’t be more excited to be here today and have Paolo, the CEO of Tether, alongside me. Today marks one of the most important days in Rumble’s history. Last night, we announced three transformational milestones that will forever redefine who we are and where we’re headed. One, our exchange offer for Northern Data. This redefines what Rumble is. We’ve become an instant AI infrastructure leader with land, lots of power, data centers and GPUs. Two, Tether’s $150 million GPU purchase agreement, which solidifies an immediate anchor customer providing the foundation for revenue scale. Three, Tether’s $100 million advertising commitment, which will fuel our video platform business by helping reshape how creators monetize by using the Rumble Wallet.

Collectively, this positions Rumble as one of the most important disruptors in technology, spanning video, cloud, AI and payments, all anchored in freedom, privacy, independence and resilience. Rumble is no longer just a video platform. As you can see with our newly released investor deck we unveiled, it’s the foundation of a new Freedom-First ecosystem that will fiercely challenge the likes of Microsoft, Google and Amazon.

We built one of the most engaged communities online with 47 million monthly active users, but that was only step one. We then built an advertising ecosystem that can access over a billion ad requests per day, followed by an emerging cloud platform, and soon the Rumble Wallet. But it doesn’t end there. Today, we’re going big. We’re extending that mission into GPUs, data centers and AI. Further into the future, we’ll open up pillars around web tools and a productivity suite, which will include email and file storage.

The future of Rumble isn’t about competing within the old systems. It’s about redefining with something better. With the full backing of Tether, Rumble will create an entire tech ecosystem rooted in freedom across every pillar of business we do, giving consumers and businesses the control they deserve and are seeking.

Now let’s talk about Northern Data. Northern Data is one of the world’s leading AI infrastructure companies with significant capital deployed in a highly attractive base of hard assets. Through this acquisition, we’re adding over 22,000 GPUs, nine data centers, of which four are owned. Land, power, data centers and GPUs, we will now have the assets to immediately scale in the enterprise space. It also positions us as an international player overnight, with Northern Data’s footprint across Europe and U.S. complementing Rumble’s prominence in North America. Most importantly, it launches us directly into the fastest growing market in technology, AI infrastructure.

Next, the $150 million GPU purchase agreement from Tether, $75 million per year over two years following closing of the transaction. This agreement is a validation of the combined platform we’re building. It gives us immediate contracted demand and more importantly, we will become the infrastructure vehicle of one of the most visionary customers in the world. It’s not just a commercial commitment, it’s a strategic alignment. With the largest player in digital assets and the most widely used dollar, stablecoin with more than 500 million users commits to this level of engagement, it signals to the market that Rumble’s infrastructure is ready for prime time.

Then there’s the $100 million advertising agreement from Tether, $50 million per year over two years tied directly to the Rumble Wallet. This is about transforming the future of payments within the creator economy. Specifically, this commitment will be used to fuel massive creator growth on the Rumble video platform, bringing in a whole host of new creators to promote Rumble and promote the use using the Rumble Wallet while live streaming to their viewers. Payments and the freedom to transact are key pillars of our vision, and this partnership will quickly make this vision become a reality.

Simply put, when you put all this together, this is the moment Rumble hits its next inflection point. We’ve catapulted into the AI market, secured hard assets, sizable revenue and global reach. The acquisition is propelling our vision to bring a new Freedom-First ecosystem to the market as a new way forward for tech. From media, advertising and payments to land, power and data centers, to AI and beyond, our ecosystem will be a fierce competitor to big tech built upon core values to support our freedom, anchored in privacy, independence and resilience.

I said this in our last earnings call and I think it’s fitting to end on it again. Since the $775 million transaction with Tether closed back in February, our mandate has changed. YouTube has Google, CoreWeave has Microsoft, Anthropic has Amazon and Rumble has Tether. We’ve always been ambitious but today we sit in a different position. Our mandate is growth, and unlike big tech, it will be aggressive growth while protecting a free and open internet.

It’s an honor to turn this call over to Paolo, the CEO of Tether.

Paolo Ardoino

Thank you, Chris. I speak on behalf of the entire Tether team by saying we are excited to partner with Rumble and help you reach the next level. Hello, everyone. I’m Paolo Ardoino, CEO of Tether. For those who don’t know us, Tether was born in 2014 as the world’s first stablecoin, a simple but revolutionary idea, a stable digital dollar on the blockchain. This was the beginning of the stablecoin industry, and today Tether supports over 500 million active wallets and tens of millions of families, many in emerging markets such as Argentina, Turkey, Nigeria and everywhere else in the world.

In 10 years, that idea has grown and today we issue the most liquid and widely used stablecoin in the world with over $200 billion in assets. These are everyday people who have been forgotten or ignored by the traditional financial system. But Tether is more than a stablecoin company. It’s the stable company. We are building resilient infrastructure, advancing financial sovereignty, and pioneering a future that’s decentralized, resilient, stable and powered by artificial intelligence. At our core, we believe in freedom of money, freedom of speech and freedom of thought.

These values drive everything we do but our mission is much bigger. We are building infrastructure across finance, communication, artificial intelligence and energy because freedom requires resilience in all the systems. Our investment in Rumble is about building infrastructure that protects these freedoms. We share the same vision of creating open platforms as a counterweight to centralize censor-prone big tech.

Rumble’s vision aligns perfectly with ours, to create open platforms that stand as counterweight to centralize censor-prone tech giants. By investing in Rumble, we are not just investing in infrastructure. We’re investing in Freedom-First future for the internet and AI. This investment deal is the beginning of a new chapter for the internet. For too long, a handful of corporations have controlled the flow of information, the servers that host our content and now the GPUs that power AI. That concentration means they decide who builds, who gets to build and which ideas are allowed to exist.

AI today is not limited by creativity or vision. It is limited by access to computing power. When computing is centralized, so it is control. Rumble’s bold acquisition changes that dynamic. By combining Rumble’s independent first platforms with Northern Data infrastructure, they are creating the conditions for open access to AI tools and intelligence at scale. This matters most for the decentralized population, the creators, the researchers, the communities and the nations who cannot and should not have their future dictated by big tech gatekeepers.

The vision is simple, an open infrastructure for intelligence where no single company or government sets the boundaries of thought, creation or speech. That is why this transaction matters. It is not to scale for the sake of scale. It is scale for the sake of freedom. The internet should serve people, not the other way around. Together, we are making that a reality. The internet and now AI has become concentrated in the hands of few corporations. They decide what you can see, what you can say and soon what you can even think. That is not innovation. That is control.

Freedom-First means breaking the tech cycle. It means building technology that is independent of gatekeepers, resilient against censorship and aligned with the values of privacy, transparencies and choice. Today’s big tech model thrives on centralization. They own the servers, the algorithms, the data and ultimately the truth. But truth cannot be owned. Now Rumble’s flipping that model on its head. We are moving from centralized platforms to open ecosystems, from surveillance-driven business models to privacy-first tools, from gatekeepers of intelligence to communities in control of their own intelligence.

This is more than a business strategy. It is about ensuring that AI does not become the next layer of centralized control, but instead becomes a tool of empowerment for creators, for entrepreneurs, for nations who want independence in their digital futures. A freedom-first internet and AI stack is no longer optional. It’s a necessity if we want innovation to serve people, not corporations, not governments and not special interests.

Chris Pavlovski

We’ll open up the line for questioning.

Operator

Thank you. We’ll now be conducting a question-and-answer session. If you’d like to be placed in the question queue, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two if you’d like to move your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing star, one. One moment please while we poll for questions.

Our first question is coming from Jason Helfstein from Oppenheimer. Your line is now live.

Jason Helfstein

Hi, thanks. Congratulations on announcing the deal. Can you help us a little bit from a financial perspective? It seems like the deal’s initially going to be dilutive, but then obviously you believe over time it will be accretive. We can kind of do the math on the advertising impact that—from the advertising investments Tether’s making, as well as the investment in the cloud contract and GPUs. But I didn’t see any specifics around kind of financial impact on the slide.

I don’t know, just give us some modeling help maybe as we’re just trying to think about like how dilutive it is initially and then kind of like over time how this becomes accretive. Thank you.

Chris Pavlovski

Hi, Jason. This is Chris. Thanks for your question. With respect to guidance, we’re not providing any guidance. You can kind of refer to the press releases that we put out last night. But obviously we have this large advertising commitment from Tether to the tune of about $50 million per year for two years. That will kick off in 2026. Then the GPU commitment is obviously—that happens post-close, which is anticipated to be in the first half of 2026 as well.

Jason Helfstein

Okay. Just maybe a follow-up, any update on kind of between the two companies, the kind of wallet and kind of further expansion of the financial transactions with the platform? Thank you.

Chris Pavlovski

Yes. We’re planning to release the Wallet to a larger user base in the coming weeks and then have it open to the entire user base by mid-December. We’re on track for, I would say about in a month from now, it should be open up to everybody and to a pretty large and sizable cohort in the coming weeks here in November.

Jason Helfstein

Then just maybe last follow-up and I’ll go back in the queue. Any update on how you’re thinking about functionality of that Wallet beyond just for content creator payments? Any other kind of functionality you’ve been discussing with Tether?

Chris Pavlovski

Yes. With respect to the Wallet, it’s a non-custodial Wallet. It can be used by anyone for basically anything. But obviously, it’ll be deeply tied into the Rumble platform for tipping. Obviously, the vision here is to have the Rumble Wallet be used for more than just tipping. Eventually, we’d like to see creators get paid that way or they can choose to get paid that way. We really want it to be a real economic engine around everything we do on Rumble, even from advertising to cloud to creators. But in the first iteration, we’re looking to launch it strictly around the tipping for creators.

Paolo, if you want to add anything to that, by all means.

Paolo Ardoino

Yes, absolutely. It’s important to note that the United States are the biggest remittances corridor in the world. Remittances more and more happen through stablecoins and especially USDT and soon USAT that is Tether’s domestic Stablecoin. We see also the Rumble Wallet as a way to onboard people and workers that work in the United States and want to send money back home to their families, maybe in Central South America or Africa or Southeast Asia, for example.

I believe, we believe that the Rumble Wallet will become a centerpiece of that economy that is growing. Note that between 20% and 40% of the GDP of many emerging markets is remittances. We plan to position the United States and the Rumble Wallet into those huge corridors.

Jason Helfstein

Thanks, I’ll go back in queue.

Operator

Thank you. As a reminder, that’s star, one to be placed in the question queue. Our next question is coming from Francesco Marmo from Maxim Group. Your line is now live.

Francesco Marmo

Hi, hello, everybody. Thank you for taking my question. Two for me, if I may, one for Chris and one for Paolo. Chris, you guys keep on posting impressive results in terms of your revenue per user. I was wondering if you could give us a sense for what’s driving those.

Chris Pavlovski

Thank you for the question. What’s driving the ARPU is the Rumble Advertising Center and the sponsorships that are—the advertising sponsorships that are happening on the platform. What we’re starting to see on Rumble is that brand advertisers are coming. They’re coming slowly, but they’re starting to come. Whereas, a year or two ago, we didn’t have any. We now have a few of them, such as Crypto.com, and now you’re seeing Perplexity.

You have these brands now spending on Rumble, which didn’t exist a year ago. That’s starting to move the needle a little bit. We’d like to see many, many, many more brand advertisers join. We’re hopeful that will happen in the coming years. But you’re starting to see a little bit of the action happening with the larger advertisers. That’s what’s helping drive the ARPU.

Francesco Marmo

Great, thank you. Then maybe one quick one for Paolo, kind of like a big picture global maybe. Paolo, I was wondering if you can give us a sense for like, how do you see the adoption trends of crypto and kind of freedom-based financial tools in general differing across the U.S., Europe, and Asia, and what factors, whether it’s regulatory, cultural or technological, you think are driving those regional differences? Thank you.

Paolo Ardoino

Thank you. I think that I would like to start from the concept that for the last 5,000 years, society was built upon the concept of peer-to-peer and decentralization. People were—for both information and money, people were meeting at the dinner table, were discussing, were talking directly without intermediaries. At the same time, people were exchanging value, like cash and gold coins or salt in the beginning, directly peer-to-peer.

I think what happened in the last 30 years, 40 years, both for information and communication and money, has been an insane centralization in the hands of just a bunch of two, three big companies. That is unprecedented. That is putting at risk the fabric of society itself. With Rumble and Tether, and this acquisition that Rumble is making, we want to create a counterbalance. We want to ensure that both communication, streaming and finance, all become, again, freedom tools.

We’ll become, again a way for society to grow, to become more stronger, to become more independent, because that’s how innovation starts. Innovation cannot grow, cannot thrive in the hands of just a few companies. That’s why it’s important to create the first huge conglomerate that unifies all the ethos and the philosophy of a stable society, at the same time has the tools, technical tools, technical innovation and the capital to continue to grow that vision, and has the ability to create technology that empowers people rather than empowers one single decision maker.

That cannot only be about communications, that cannot be only about money, cannot only be about intelligence. You need different pillars to build a stable society. You need communication tools. You need energy access. You need financial freedom and access to financial services for everyone in the world, and not just the richest. Also you want accessible intelligence. That is the global mission that is shared across all our companies.

Operator

Thank you. Our next question is a follow-up from Jason Helfstein from Oppenheimer. Your line is now live.

Jason Helfstein

Thanks. Just want to dig in a bit more on the fundamentals in the quarter. Obviously, as the earlier person pointed out, you had healthy growth in ARPU in the quarter. That being said, we did see a bit of a decline sequentially in users, albeit strong usage, etc. Can you just comment any kind of just broad commentary what you’re seeing as far as like usage on the platform sequentially? Is there anything to call out that was a headwind in the third quarter?

Then just on cost of revenue, just any kind of commentary where we are with sort of the minimum guarantees, because it just felt like, yes, just any kind of color that would just help us there, maybe as we’re just thinking about the gross margin going forward. Thanks.

Chris Pavlovski

Hi, Jason. I’ll touch on the MAUs. Consistent with previous years, and what we see in the summer is like creators like Steven Crowder and Dave Rubin they take off a month or in some cases even more during the summer months. This has kind of an impact on the MAUs a little bit as a lot of creators stop live streaming during the summer months. Then that obviously starts to pick up in September. We’re seeing like that typical seasonality that we always see with respect to the creators in the summer months.

In addition to that it’s obviously not a full—it’s an off, it’s post the Presidential Election year. It’s a little softer because of that as well as because of the election cycles. But obviously, we anticipate in 2026 as midterms come around the corner that the election cycle news will provide—will give us back a better boost.

With respect to the creator contracts and the guarantees, I think what’s really important here is to call out that $100 million Tether advertising spend, which kind of changes the game for us on how we pursue creators and contracts. Typically, as you remember back in 2023 and 2024 as we pursued creators to bring them to the platform, the idea was to try to—we would model them based on getting them to a certain point of breakeven and bringing them advertisers. We no longer have that problem.

Tether is now the—is going to be the large advertiser here that is going to allow us to go and bring the creators and they’re going to be funding this—they’re funding that advertising to the tune of $100 million over the next two years for us to go aggressively, go get those creators where we’ll make profit on and we won’t have that issue of looking for advertisers to come in. That’s a complete game changer and us pursuing creators onto the platform and allowing us to step on the gas pedal to really grow the platform in 2026 and in 2027.

I think if there’s one thing to take away on the advertising commitment deal is that this is what, I believe there’s a lot of exciting growth potential here, especially on the MAU front and the creator front because we’re going to be going—we’re going to be stepping on the gas, bringing in creators and every creator we’re going to bring in, we have the funder, the advertiser, which is Tether and we’re going to be making a profit on that. It’s a completely different model in terms of creator acquisition than it has been in ‘23 and ‘24. That’s probably the most exciting part about the advertising commitment.

Jason Helfstein

Thanks, appreciate the color.

Operator

Thank you. We’ve reached the end of our question-and-answer session. Ladies and gentlemen, that does conclude today’s teleconference webcast. You may disconnect your lines at this time and have a wonderful day. We thank you for your participation today.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be commenced except by means of a prospectus meeting the requirements of the Securities Act.

When the exchange offer referenced in this communication (the “Offer”) is launched in accordance with the definitive agreements for the transaction, such Offer will only be made pursuant to a Registration Statement on Form S-4 and related information statement and other relevant documents to be filed by Rumble with the Securities and Exchange Commission (“SEC”). Before making any voting or investment decision, investors and security holders of Northern Data are strongly advised to read the registration statement and related information statement and all other relevant documents filed or that will be filed with the SEC in connection with the Offer, when launched, as they become available because they will contain important information about the transaction. Holders of Northern Data shares will need to make their own decision whether to tender shares in the Offer, when launched. Investors and security holders of Northern Data will be able to obtain free copies of the registration statement and related information statement and all other relevant documents filed or that will be filed with the SEC by Rumble through the website maintained by the SEC at www.sec.gov.

Neither the SEC nor any U.S. state securities commission has passed any comment upon the adequacy, accuracy or completeness of the disclosure in this communication. Any representation to the contrary is a criminal offence in the United States.

Certain Information Regarding Participants

Rumble and its directors, executive officers and other members of its management and employees may be deemed under SEC rules to be participants in the solicitation of proxies of Rumble’s stockholders in connection with the proposed transactions. Information concerning the interests of Rumble’s participants in any such solicitation, if applicable, which may, in some cases, be different from those of Rumble’s stockholders generally. Information regarding the directors and executive officers of Rumble is contained in Rumble’s Annual Report on Form 10-K for the year ended December 31, 2024, and its Proxy Statement on Schedule 14A, dated April 25, 2025, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the information statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Investors should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition; or state other “forward-looking” information. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Rumble’s and Northern Data’s control.

These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed transaction, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated transaction that could reduce anticipated benefits or cause the parties to abandon the transaction; risks that the condition to the publication of the offer document relating to the outcome of an independent investigation to be conducted by Northern Data into certain VAT tax-related allegations is not satisfied; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction; the ability to successfully complete the proposed transaction; regulatory or other limitations imposed as a result of the proposed transaction; the success of the business following the proposed transaction; the ability to successfully integrate Rumble’s and Northern Data’s businesses; the possibility that the requisite number of Northern Data’s shares may not be tendered in the exchange offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that the announcement or consummation of the proposed transaction could have adverse effects on the market price of Rumble’s Class A common stock or Northern Data’s capital stock or the ability of Rumble and Northern Data to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that the combined business may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that Rumble, Northern Data or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in Northern Data’s annual and interim financial reports made publicly available and Rumble’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Rumble’s Form 10-K for the fiscal year ended December 31, 2024 and Rumble’s Form 10-Q for the quarterly period ended September 30, 2025, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated transaction, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the registration statement that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) in connection with the contemplated transaction. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Rumble or Northern Data has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Rumble on the date hereof, and Rumble disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Rumble or Northern Data. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction or Rumble’s or Northern Data’s ability to successfully complete the proposed transaction or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Rumble’s and Northern Data’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Rumble does not assume any duty to update or revise forward-looking statements herein, whether as a result of new information, future events or otherwise, as of any future date.